[Ameritas Life Insurance Corp. Logo]
Ann Diers
Vice President and Associate General Counsel
--------------------------------------------------------------------------------
5900 O Street / Lincoln, NE  68510-2234
PO Box 81889 / Lincoln, NE  68501-1889
Phone: 402-467-1122 / Fax: 402-467-7956 / Email: adiers@ameritas.com


August 23, 2012

                                                                     [Via EDGAR]

Michelle Roberts, Senior Counsel
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549



Re:     Ameritas Life Insurance Corp. ("Ameritas Life")
        Ameritas Life Insurance Corp. Separate Account LLVA, 1940 Act No. 811-07661
        Ameritas No-Load VA 6150, 1933 Act No. 333-182091
        Initial Registration on Form N-4
        Response to Commission Staff Comment

Dear Ms. Roberts:

This letter is in response to the additional SEC comment you provided by telephone yesterday, as a result of SEC examination of other registrants' filings.

We have revised the sentence: "We reserve the right to reject any application or premium for any reason."

to state: "We reserve the right to reject any application or premium for regulatory reasons, or if the application or premium does not meet the requirements stated in the Policy, as disclosed in this prospectus."

We represent that the above sentence will be incorporated into the Pre-Effective Amendment that we plan to file on Monday, August 27.

If you have any questions or comments concerning this filing, please telephone me at 402-467-7847.

Sincerely,

/s/ Ann D. Diers

Ann D. Diers
Vice President & Associate General Counsel,
Variable Contracts & AIC